UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934

ALYNX, CO.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02262E 10 8

(CUSIP Number)

G. Donald Johnson
Womble Carlyle Sandridge & Rice, PLLC
Suite 3500
1201 West Peachtree Street
Atlanta, GA 30309
(404) 888-7456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02262E 10 8

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
1

John C. Thomas, Jr., individually, as sole trustee of the John C. and Levato J. Thomas Irrevocable Trust, as general partner of the John C. Thomas Family Limited Partnership and as custodian for three minors

	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
2		(b) ☐

SEC Use Only
3

Source of Funds (See Instructions)
4
OO
	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America
NUMBER OF		Sole Voting Power
	7
SHARES		3,475,470 (1)
		Shared Voting Power
BENEFICIALLY	8
		1,853,852 (2)
OWNED BY EACH		Sole Dispositive Power
	9
REPORTING		3,475,470 (1)
		Shared Dispositive Power
PERSON WITH	10
		1,853,852 (2)
Aggregate Amount Beneficially Owned by Each Reporting Person
11
5,329,322
	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
12

Percent of Class Represented by Amount in Row (11)
13
9.4% (3)
Type of Reporting Person (See Instructions)
14
IN

CUSIP No. 02262E 10 8

Footnotes:

(1)           Includes 927,426 shares held by the John C. Thomas Family L.P. of which Mr. Thomas is the general partner, 618,284 shares held in the John C. and Levato J. Thomas Irrevocable Trust for the benefit of Mr. Thomas, who is the Trustee.  Also includes 92,743 shares held by Mr. Thomas as custodian for three minors, as to which Mr. Thomas disclaims beneficial ownership, and 61,828 shares subject to options owned by Mr. Thomas which are exercisable within the next 60 days.

(2)           Includes 618,284 shares held by Mr. Thomas’s wife, and 1,236,568 shares held by DARA BioSciences, Inc., a company for which Mr. Thomas serves as an executive officer.

(3)           Based on 55,783,146 shares of Common Stock outstanding as of February 8, 2008, and 61,828 shares of Common Stock subject to options deemed to be beneficially owned by Mr. Thomas pursuant to Exchange Act Rule 13d-3, as of the date hereof.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Alynx, Co., a Nevada corporation (“Alynx” or the “Issuer”).  The Issuer’s business address is 1234 Airport Road, Suite 105, Destin, Florida 32541.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c)     This Schedule 13D is being filed by John C. Thomas, Jr., (“Mr. Thomas” or “the Reporting Person”) individually, in his capacity as Trustee of the John C. and Levato J. Thomas Irrevocable Trust, and in his capacity as general partner of the John C. and Levato J. Thomas Family L.P.  Mr. Thomas is also the custodian for shares held by him on behalf of three minors, L.V. Myford, L.S. Myford, and M. Myford, in the amount of 30,914 shares each.  Mr. Thomas’s principal business is as a private investor.  Mr. Thomas serves as Chief Financial Officer and Secretary of Alynx.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Persons are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person received the Alynx Common Stock and options to purchase Alynx Common Stock upon the consummation of a reverse triangular merger between Alynx, MMX Acquisition Corp. (a wholly-owned subsidiary of Alynx) and MiMedx, Inc. which was consummated on February 8, 2008.  Pursuant to the terms of the related Agreement and Plan Merger dated January 29, 2008, each outstanding share of common stock of MiMedx was converted into the right to receive 3.091421 shares of Alynx Common Stock.  Similarly, each option to purchase shares of MiMedx common stock was converted into the right to purchase 3.091421 shares of Alynx Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(j)      The information set forth in Item 3 is hereby incorporated herein by reference.

(a)           The Reporting Person holds the shares as an investment.  Mr. Thomas may in the future elect to exercise his options to acquire shares of Alynx Common Stock.

(b)-(c)     Not applicable.

(d)           Pursuant to the Agreement and Plan of Merger, the directors and executive officers of MiMedx became the directors and executive officers of Alynx after the merger.  No further changes are contemplated by the Reporting Person, although changes may occur in the future in the ordinary course of business.

(e)-(f)      Not applicable.

(g)           The Alynx Board of Directors has expressed an informal intention to call a meeting of shareholders of Alynx. The purpose of the meeting would include consideration of proposals to amend the Alynx Articles of Incorporation to approve a reverse stock split of approximately one-for-three for each share of Alynx ccommon stock.

If the proposed meeting of shareholders is called by the Board, Alynx would be required to make appropriate filings with the SEC.  Alynx would then provide proxy materials to its shareholders, who would have the opportunity to consider and vote upon the proposals presented. There can be no assurance that the proposal will be submitted, and if submitted, the proposals may vary from the proposal presently contemplated. Furthermore, there can be no assurance the proposal will be approved.

(h)-(j)      Not applicable.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)     The number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Person is 5,329,322.  Of these, (i) 618,284 shares are owned by Mrs. Susan Thomas, as to which the Reporting Person shares voting power, and (ii) 1,236,568 shares are owned by DARA BioSciences, Inc., of which Mr. Thomas is an officer, and shares voting and investment power.  Mr. Thomas has sole voting and investment power over the remaining 3,474,470 shares.  Mr. Thomas disclaims beneficial ownership of the shares owned by Mrs. Thomas, DARA BioSciences, Inc. and the three minors.  The filing of this Schedule 13D should not be deemed an admission that any of Mr. and Mrs. Thomas and DARA BioSciences, Inc. comprise a group for purposes of Section 13(d)(3).

(c)           The Reporting Person acquired his beneficial ownership interests in the Alynx Common Stock pursuant to the merger described at Item 3.  That was the only transaction effected within the past 60 days by the Reporting Person.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference.  Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.
Agreement and Plan of Merger, dated as of January 29, 2008, between Alynx, Co., MMX Acquisition Corp., and MiMedx, Inc.  This document is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alynx, Co. on February 8, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2008
/s/ John C. Thomas Jr.
John C. Thomas Jr. individually and on behalf of John C. Thomas Jr. Family L.P. and the John C. and Levato J. Thomas Irrevocable Trust and as custodian for three minors

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).